UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006295

January 25, 2004

[illegible]
Chief Counsel – Mergers & Acquisitions
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: Kimberly-Clark Corporation
Incoming letter dated December 19, 2003

Dear Mr. Wesley:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to Kimberly-Clark by Nick Rossi. We also have received a letter on the proponent's behalf dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
FEB 03 2004
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

55785

Kimberly-Clark

John W. Wesley
Chief Counsel - Mergers & Acquisitions

December 19, 2003

BY MESSENGER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 7, 2003, Kimberly-Clark Corporation ("the Company") received a proposed shareholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials to be distributed in connection with the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal calls for the Company's Board of Directors to seek shareholder approval for the adoption, maintenance or extension of any poison pill. A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Proposal was submitted by Mr. Nick Rossi ("Mr. Rossi"), a Company stockholder. In a letter accompanying the Proposal, Mr. Rossi states that he has appointed "Mr. John Chevedden and/or his designee to act on [his] behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

The Company presently intends to exclude certain portions of the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, including the exhibits hereto.

I. SUMMARY OF THE COMPANY'S POSITION

The Company intends to exclude certain portions of the Proposal from the Proxy Materials because such portions are materially false and misleading statements within the meaning of Rule 14a-9 and therefore may be excluded pursuant to Rule 14a-8(i)(3).

P.O. Box 619100 Dallas, Texas 75261-9100 (972) 281-1385

II. DISCUSSION

The Company has concluded that the Proposal contains numerous false and misleading statements. These statements violate Rule 14a-9 and may therefore be excluded pursuant to Rule 14a-8(i)(3).

The Staff has frequently stated that it would have no objection to the exclusion of certain portions of a proposal as false or misleading unless such statements are deleted, factually supported, or recast as the proponent's opinion. See, e.g., *Peoples Energy Corporation* (avail. November 3, 2002); *Honeywell International Inc.* (avail. October 26, 2001); *The Home Depot, Inc.* (avail. April 4, 2000). We ask that the Staff require that the below-mentioned claims be deleted, factually supported, or recast as the proponent's opinion, allowing exclusion as a proper response to the proponent's noncompliance with such requirement.

The Proposal is false and/or misleading in the following respects:

A. UNSUPPORTED CLAIMS REGARDING VOTING ON THE PROPOSAL TOPIC

The last sentence of the first paragraph of the supporting statement states: "This topic won an average 60%-yes vote at 79 companies in 2003." The final sentence of the supporting statement states: "Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote." The claims regarding percentage of votes in each of these sentences are without reference to any source and should thus be deleted. The Staff has previously required proponents either to revise substantially similar sentences or to delete such sentences. See *AMR Corporation* (avail. April 4, 2003); *The Home Depot, Inc.* (avail. March 31, 2003); *Kimberly-Clark Corporation* (avail. January 27, 2003).

B. FALSE CLAIM REGARDING DIRECTORS' ABILITY TO OVERRIDE THE PROPOSAL

The Proposal states: "I do not see how our Directors object to this proposal because it gives our Directors the flexibly [sic] to ignore our shareholder vote if our Directors seriously believes [sic] they have a good reason." This language is objectionable as false and misleading because the Proposal says nothing about the Board having the ability to ignore the vote if it believes it has a good reason. The Proposal should be clarified on this point, or this sentence should be removed.

C. REFERENCE TO WEBSITE

The Proposal contains a reference to the website of the Council of Institutional Investors, www.cii.org, and a reference to the website of Morningstar, www.morningstar.com. A third party website cannot be regulated for content and is constantly subject to change. The website referenced in the Proposal may well contain information that is, either generally or in the specific context of the Proposal, false and misleading, and the proponent would have no way to control or remedy that situation. Thus, the reference to the website in the Proposal should be deleted.

The Staff has previously required a reference to www.cii.org be deleted from a shareholder proposal. See *Allegheny Energy, Inc.* (avail. March 20, 2002). More generally as well, the Staff has previously found that references to Internet addresses and/or websites are excludable and may be omitted from supporting statements. See *The Emerging Germany Fund, Inc.*, (avail. December 22, 1998), in which the Staff stated: "There is support for your view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the Fund if the Fund omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)." See also, e.g., *AMR Corporation* (avail. April 3, 2001) and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998).

D. MISLEADING STATEMENT IMPUGNING CHARACTER OF BOARD

The Proposal states: "I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems." Such statement impugns the character and integrity of the members of the Board of Directors and is therefore misleading within the meaning of Rule 14a-9.

Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation ... without factual foundation" may be misleading within the meaning of the Rule. The Staff has consistently concurred with registrants proposing to exclude unfounded assertions and inflammatory personal opinions. See, e.g., *The Home Depot, Inc.* (avail. March 31, 2003); *Idacorp, Inc.* (avail. January 9, 2001). The above-quoted statement attributes to the board a source of motivation that could be seen as improper by some shareholders while including no factual support therefor. Therefore, it impugns the character and integrity of the members of the Board of Directors without factual foundation and should be deleted from the Proposal.

III. CONCLUSION

On the basis of the foregoing, the Company intends to exclude from the Proxy Materials the false and misleading portions of the Proposal discussed above. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at (972) 281-1385.

Very truly yours,

John W. Wesley
Chief Counsel – Mergers & Acquisitions

cc: Nick Rossi
John Chevedden

EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Falk
Chairman
Kimberly-Clark Corp. (KMB)
P.O. Box 619100
Dallas, TX 75261
Phone: (972) 281-1200
Fax: (972) 281-1435

Dear Mr. Falk,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Ronald D. McCray
Senior Vice President
FX: 972/281-1578
John W. Wesley
Chief Counsel, M&A
PH: 972-281-1385

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	62%	
2003	70%	Up 8%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 70% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Kimberly-Clark Corp. (KMB)
Response to 83-cent No Action Request
Nick Rossi

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

1] Although this no action request states "**BY MESSENGER**" the company spent 83-cents in postage to deliver it 7-days after the letter date. Thus the company seems to be focused gamesmanship advantages.

2] It is a clear and reasonable conclusion that "Based on in the 60% overall yes-vote in 2003 [at 79 companies] many shareholders [in general] believe companies should allow their shareholders a vote." The empirical basis for the conclusion is contained within the statement and the source for the 60% vote at 79 companies submitted with the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003

It appears the company has added a word to the proposal in an attempt to distort the meaning. The company appears to add the word "only" at the beginning of the phrase "... if our directors seriously believe they have a good reason." This proposal as written does not mandate "seriously believe" or "a good reason" and both phrases are preceded by "believe" which further limits the statement. Hence any argument attacking the meaning of "seriously believe" or "a good reason" is moot.

The company does not name any purported specific inconsistency regarding the text on the directors being able to ignore the shareholder vote and any other text in the proposal.

3] CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding token company responses. It states:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders. These clauses effectively render the policies meaningless.

The company has presented no evidence that the board would lack the power to make a similar token response. The company has not provided a compelling reason that shareholders should be censored from knowing the powers of the board. The company fails to provide any evidence that it could not take this specific type of action that other companies took. Nor does the company provide any reason the company would be less likely to take such action compared to other companies.

3] Proposal text concerning The Motley Fool, Morningstar.com, and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The company cites obsolete and unannotated pre-SLB 14 website precedents such as Emerging Germany Fund Inc. (Dec. 22, 1998).

The last page of the no action request is numbered "Page 4 of 5." There was no Page 5 of 5.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Thomas Falk

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	62%	
2003	70%	Up 8%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 70% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kimberly-Clark Corporation
Incoming letter dated December 19, 2003

The proposal requests the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

There appears to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-8(i)(3) and rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the statement "This topic also won an overall 60% yes-vote at 79 companies in 2003";
- delete the discussion that begins "I do not see . . ." and ends " . . . if our Directors seriously believes they have a good reason";
- revise the sentence attributable to Morningstar.com to directly quote the sentence from the source; and
- revise the reference to www.cii.org to provide a citation to a specific source.

Accordingly, unless the proponent provides Kimberly-Clark with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Kimberly-Clark omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor